UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Juniper Networks Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    48203R104
                                 (CUSIP Number)

               (Date of Event Which Requires Filing of this Statement)


                                  Telephone:
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                 James M. Bartos
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                        Telephone: (011-44-20) 7655 5000

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)
 -------------------------------------------------------------------------------

(1)      Name of Reporting Person
                                  ----------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                  Ericsson Business Networks AB
                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]     (a)
            --------------------------------------------------------------------
[ ]     (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Citizenship or Place of Organization        Kingdom of Sweden
                                                 -------------------------------

         Number of         (5)  Sole Voting Power           5,890,412 shares
         Shares                                   ------------------------------
         Beneficially      (6)  Shared Voting Power         0 shares
         Owned by                                  -----------------------------
         Each              (7)  Sole Dispositive Power     5,890,412 shares
         Reporting                                    --------------------------
         Person            (8)  Shared Dispositive Power   0 shares
         With                                           ------------------------
         -------

        (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
             5,890,412
             ---------
             -------------------------------------------------------------------
             -------------------------------------------------------------------
       (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             -------------------------------------------------------------------
             -------------------------------------------------------------------


      (11)  Percent of Class Represented by Amount in Row (9)
            1.9%
            --------------------------------------------------------------------

      (12)  Type of Reporting Person (See Instructions) CO
                                                       -------
            Ericsson Business Networks AB, a wholly owned subsidiary of Telefonaktiebolaget LM Ericsson AB.

Item 1.     Issuer

            (a)  Name of Issuer:

            (b)  Address of Issuer's Principal Executive Offices:

Item 2.     Persons Filing

            (a)  Name of Person Filing:

            (b)  Address of Principal Office:

            (c)  Citizenship:

            (d)  Title of Class of Securities:

            (e)  CUSIP Number:

Item 3.      This statement is filed pursuant to 240.13d-1(d).

Item 4.      Ownership

            (a)  Amount Beneficially Owned:     5,890,412

            (b)  Percent of Class:              1.9%

            (c)  Number of Shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:    5,890,412

                (ii)  Shared power to vote or to direct the vote:  0 shares

               (iii)  Sole power to dispose or to direct the disposition of:
                      5,890,412

                (iv)  Shared power to dispose or to direct the disposition of:
                      0 shares


Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon by the Parent Holding Company

Item 8.        Identification and Classification of Member of the Group



Item 9.          Notice of Dissolution of Group

                 Not Applicable.

Item 10.         Certification

                 Not Applicable.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   3/22/2001





                                    /s/  Rolf Ericsson
                                    --------------------------------------------
                                    Name:  Rolf Ericsson
                                    Title:   Vice President Strategic Alliances